Exhibit 99.1

i-80 Gold Provides Update on Underground Development Program at McCoy-Cove

RENO, Nev., July 21, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to provide an update on the underground, advanced-exploration, program at the Company's 100%-owned McCoy-Cove Property ("McCoy-Cove" or "the Property").

The Cove Mine portal has been collared (see Figure 1 and 2) and more than 300 metres (1,000 feet) of the decline has now been constructed. The Phase 1 program, which is progressing according to plan, will include the construction of an initial level with multiple drill bays to provide access for upgrading resources.  Approximately 40,000 metres of underground definition and expansion drilling is anticipated to commence in Q4-2022 followed by a Feasibility Study anticipated to be completed in 2023. The Cove Mine is one of four projects currently being advanced by i-80 and is expected to be a key component in the Company's plans to restart the Lone Tree autoclave.

"The Cove deposit represents one of North America's highest-grade, development-stage, gold deposits with grades in excess of 10 g/t Au", stated Matt Gili, President & COO of i-80. "We are in the process of advancing three high-grade underground mining projects that will ultimately be processed at the Lone Tree Complex. Cove is expected to complement our Granite Creek project, that is expected to enter commercial production later this year and contribute to our plan to be the fastest growing gold producer in Nevada."

Figure 1 & 2 – Cove Mine Portal (CNW Group/i-80 Gold Corp)

Table 1 – McCoy Cove Resource

Mineral Resources
	Tonnage	Au Grade	Ag Grade	Gold	Silver
	(kt)	(g/t)	(g/t)	(koz)	(koz)
Indicated	1,007	10.9	29.1	351	943
Inferred	3,867	10.9	20.6	1,353	2,565
Mineral Resources were calculated at a gold price of US$1500/oz, cut-off grade 0.141 opt gold equivalent. and is based on the Preliminary Economic Assessment issued by i-80 on April 13, 2021. Practical Mining LLC, under the supervision of Dagny Odell, P.E., Laura Symmes, SME, and Robert Raponi, P. Eng., each being Qualified Persons within the meaning National Instrument (NI) 43-101, was the lead consultant for the Project PEA.

The McCoy-Cove Property is strategically located approximately eighty-four kilometres south (by road) of the Company's Lone Tree Complex and immediately south of Nevada Gold Mines' Phoenix Mine within the Battle Mountain-Eureka Trend (see Figure 3). The Property is accessed via all-season road from Highway 55 in Nevada.

Figure 3 – McCoy-Cove Property Location (CNW Group/i-80 Gold Corp)

Qualified Person

Tim George, PE, Mine Operations Manager, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at McCoy-Cove and the potential of the McCoy-Cove Property. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie, CEO; Matt Gili, President & COO; Matthew Gollat, EVP Business & Corporate Development, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 21-JUL-22